Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of JER Investors Trust Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, subscription rights and warrants, and to the incorporation by reference therein of our reports dated March 28, 2008, with respect to the consolidated financial statements and schedule of JER Investors Trust Inc. and the effectiveness of internal control over financial reporting of JER Investors Trust Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

April 29, 2008